# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MYOMO, INC., CIK 0001369290
CUSIP: 62857J201
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 137 PORTLAND STREET, 137 PORTLAND STREET, BOSTON, Massachusetts (MA), 02114
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001019056-21-000310
Filed by CIK 0001622627

## Reporting persons
- Rosalind Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 7,359,046; sole dispositive power 0; shared dispositive power 7,359,046; aggregate amount beneficially owned 7,359,046 (9.9% of the class)
  Comment: The percentage set forth in Row 11 of the cover page for each Reporting Person is based upon 37,801,070 shares of the Issuer's common stock outstanding as of August 11th, 2025, in accordance with information provided by the issuer. However, as more fully described in Item 4, the securities reported in rows (6), (8), and (9) show the number of shares of Common Stock that would be issuable upon exercise of such reported securities and do not give effect to blocker provisions. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8), and (9).
  
  (6) 3,595,788 shares of Common Stock
  3,763,258 shares of Common Stock issuable upon exercise of pre-funded warrants
- SALAMON STEVEN A J: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 7,359,046; sole dispositive power 0; shared dispositive power 7,359,046; aggregate amount beneficially owned 7,359,046 (9.9% of the class)
  Comment: (6) 3,595,788 shares of Common Stock
  3,763,258 shares of Common Stock issuable upon exercise of pre-funded warrants
- Aharon Gil: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 7,359,046; sole dispositive power 0; shared dispositive power 7,359,046; aggregate amount beneficially owned 7,359,046 (9.9% of the class)
  Comment: (6) 3,595,788 shares of Common Stock
  3,763,258 shares of Common Stock issuable upon exercise of pre-funded warrants
- Rosalind Master Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 7,359,046; sole dispositive power 0; shared dispositive power 7,359,046; aggregate amount beneficially owned 7,359,046 (9.9% of the class)
  Comment: (6) 3,595,788 shares of Common Stock
  3,763,258 shares of Common Stock issuable upon exercise of pre-funded warrants

## Item 1. Issuer
Name of issuer: MYOMO, INC.
Address of issuer's principal executive offices: 137 PORTLAND STREET, 137 PORTLAND STREET, BOSTON, MASSACHUSETTS, 02114.

## Item 2. Person Filing
Name of person filing:
Name of Person Filing

Rosalind Advisors, Inc. (?Advisor? to RMF)
Rosalind Master Fund L.P. (?RMF?)
Steven Salamon (?President?)
Steven Salamon is the portfolio manager of the Advisor which advises RMF.
Address of principal business office or, if none, residence:
Address of the Principal Office or, if none, residence
Rosalind Advisors, Inc.
15 Wellesley Street West,
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Rosalind Master Fund L.P.
P.O. Box 309
Ugland House, Grand Cayman
KY1-1104, Cayman Islands

Steven Salamon
15 Wellesley Street West,
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Gilad Aharon
15 Wellesley Street West,
Suite 326
Toronto, Ontario
M4Y 0G7 Canada
Citizenship:
Rosalind Advisors, Inc.: Ontario, Canada
Rosalind Master Fund L.P.: Cayman Islands
Steven Salamon: Ontario, Canada
Gilad Aharon: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information as of the date of the event which requires filing of this statement required by Items 4(a) to (c) is set forth in Rows 5 to 12 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based upon 37,801,070 shares of the Issuer's common stock outstanding as of August 11th, 2025, in accordance with information provided by the issuer.

Rosalind Master Fund L.P. may have been deemed to have the beneficial ownership of 3,595,788 shares of common stock representing the beneficial ownership of approximately 9.51% of the common stocks as mentioned above, which excludes the 3,763,258 shares issuable upon the exercise of pre-funded warrants because they contain a blocker provision under which the holder thereof does not have the right to exercise any of the warrant to the extent that such exercise would result in beneficial ownership by the holder in excess of 9.99% of the Common Stock. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the warrants due to the Blockers.
Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF. Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RMF. Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of the shares.
Percent of class:
Rosalind Advisors, Inc. - 9.99%
Rosalind Master Fund L.P. - 9.99%
Steven Salamon - 9.99%
Gilad Aharon - 9.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Rosalind Advisors, Inc. - 3,595,788 shares of Common Stock
Rosalind Master Fund L.P. - 3,595,788 shares of Common Stock
Steven Salamon - 3,595,788 shares of Common Stock
Gilad Aharon - 3,595,788 shares of Common Stock
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Rosalind Advisors, Inc. - 3,595,788 shares of Common Stock
Rosalind Master Fund L.P. - 3,595,788 shares of Common Stock
Steven Salamon - 3,595,788 shares of Common Stock
Gilad Aharon - 3,595,788 shares of Common Stock

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Rosalind Advisors, Inc.: Steven Salamon, President (08/11/2025)
- SALAMON STEVEN A J: Steven Salamon, Steven Salamon (08/11/2025)
- Aharon Gil: Gil Aharon, Gil Aharon (08/11/2025)
- Rosalind Master Fund L.P.: Mike McDonald, Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund) (08/11/2025)